SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

GigaCloud Technology Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.05 per share

(Title of Class of Securities)

G38644 103

(CUSIP Number)

Matthew C. Bonner

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G38644 103	13D	Page 2 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,817,221 Class A ordinary shares (the “shares”), except that DCM Investment Management IV, L.P. (“DGP IV”), the general partner of DCM IV, and DCM International IV, Ltd. (“UGP IV”), the general partner of DGP IV, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,817,221 Class A ordinary shares, except that DGP IV, the general partner of DCM IV, and UGP IV, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,817,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 3 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Affiliates IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
173,365 Class A ordinary shares, except that DGP IV, the general partner of Affiliates IV, and UGP IV, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

173,365 Class A ordinary shares, except that DGP IV, the general partner of Affiliates IV, and UGP IV, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	173,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 4 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“DGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,990,586 Class A ordinary shares of which 6,817,221 common shares are directly owned by DCM IV and 173,365 common shares are directly owned by Affiliates IV. DGP IV, the general partner of each of DCM IV and Affiliates IV, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,990,586 Class A ordinary shares of which 6,817,221 common shares are directly owned by DCM IV and 173,365 common shares are directly owned by Affiliates IV. DGP IV, the general partner of each of DCM IV and Affiliates IV, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,990,586
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	22.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 5 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,990,586 Class A ordinary shares of which 6,817,221 common shares are directly owned by DCM IV and 173,365 common shares are directly owned by Affiliates IV. UGP IV is the general partner of DGP IV, the general partner of each of DCM IV and Affiliates IV, and may be deemed to have sole power to vote these shares, except DGP IV, the general partner of DCM IV and Affiliates IV, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,990,586 Class A ordinary shares of which 6,817,221 common shares are directly owned by DCM IV and 173,365 common shares are directly owned by Affiliates IV. UGP IV is the general partner of DGP IV, the general partner of each of DCM IV and Affiliates IV, and may be deemed to have sole power to dispose of these shares, except DGP IV, the general partner of DCM IV, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,990,586
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	22.3%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G38644 103	13D	Page 6 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IX, L.P. (“DCM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
760,528 Class A ordinary shares, except that DCM Investment Management IX, L.P. (“DGP IX”), the general partner of DCM IX, and DCM International IX, Ltd. (“UGP IX”), the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
760,528 Class A ordinary shares, except that DGP IX, the general partner of DCM IX, and UGP IX, the general partner of DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	760,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 7 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IX, L.P. (“Affiliates IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,772 Class A ordinary shares, except that DGP IX, the general partner of Affiliates IX, and UGP IX, the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
55,772 Class A ordinary shares, except that DGP IX, the general partner of Affiliates IX, and UGP IX, the general partner of DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	55,772
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 8 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IX, L.P. (“DGP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
816,300 Class A ordinary shares of which 760,528 are directly owned by DCM IX and 55,772 of which are directly owned by Affiliates IX. DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to vote these shares, except that UGP IX, the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
816,300 Class A ordinary shares of which 760,528 are directly owned by DCM IX and 55,772 of which are directly owned by Affiliates IX. DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to dispose of these shares, except that UGP IX, the general partner of DGP IX, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	816,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 9 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IX, Ltd. (“UGP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
816,300 Class A ordinary shares of which 760,528 are directly owned by DCM IX and 55,772 of which are directly owned by Affiliates IX. UGP IX is the general partner of DGP IX, the general partner of each of DCM IX and Affiliates IX, and may be deemed to have sole power to vote these shares, except DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
816,300 Class A ordinary shares of which 760,528 are directly owned by DCM IX and 55,772 of which are directly owned by Affiliates IX. UGP IX is the general partner of DGP IX, the general partner of each of DCM IX and Affiliates IX, and may be deemed to have sole power to dispose of these shares, except DGP IX, the general partner of DCM IX, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	816,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.6%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G38644 103	13D	Page 10 of 21

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		7,806,886 Class A ordinary shares of which 6,817,221 are directly owned by DCM IV, 173,365 are directly owned by Affiliates IV, 760,528 are owned directly by DCM IX and 55,772 are owned directly by Affiliates IX. Lin is a director of each of UGP IV, the general partner of DGP IV, which is the general partner of each of DCM IV and Affiliates IV, and UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		7,806,886 Class A ordinary shares of which 6,817,221 are directly owned by DCM IV, 173,365 are directly owned by Affiliates IV, 760,528 are owned directly by DCM IX and 55,772 are owned directly by Affiliates IX. Lin is a director of each of UGP IV, the general partner of DGP IV, which is the general partner of each of DCM IV and Affiliates IV, and UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,806,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G38644 103	13D	Page 11 of 21

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		7,806,886 Class A ordinary shares of which 6,817,221 are directly owned by DCM IV, 173,365 are directly owned by Affiliates IV, 760,528 are owned directly by DCM IX and 55,772 are owned directly by Affiliates IX. Bonner is a director of each of UGP IV, the general partner of DGP IV, which is the general partner of each of DCM IV and Affiliates IV, and UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		7,806,886 Class A ordinary shares of which 6,817,221 are directly owned by DCM IV, 173,365 are directly owned by Affiliates IV, 760,528 are owned directly by DCM IX and 55,772 are owned directly by Affiliates IX. Bonner is a director of each of UGP IV, the general partner of DGP IV, which is the general partner of each of DCM IV and Affiliates IV, and UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,806,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G38644 103	13D	Page 12 of 21

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.05 per share (the “Ordinary Shares”), of GigaCloud Technology Inc., a Cayman Islands exempted corporation (the “Company”), and is being filed to report the public offering by the Company of an aggregate 3,381,000 in newly issued Class A ordinary shares of the Company, par value $0.05 per share (the “Class A Shares”), which closed on August 18, 2022 (the “Offering”) and the acquisition of 7,806,886 Class A Shares in connection with the Offering by certain of the Reporting Persons. The Company’s principal executive offices are located at Unit A, 12/F, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), (ii) DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Affiliates IV”), (iii) DCM IX, L.P., a Cayman Islands exempted limited partnership (“DCM IX”), (iv) DCM Affiliates Fund IX, L.P., a Cayman Islands exempted limited partnership (“Affiliates IX”), (v) DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“DGP IV”), (vi) DCM Investment Management IX, L.P., a Cayman Islands exempted limited partnership (“DGP IX”), (vii) DCM International IV, Ltd., a Cayman Islands exempted company (“UGP IV”), (viii) DCM International IX, Ltd., a Cayman Islands exempted company (“UGP IX”),and (ix) F. Hurst Lin (“Lin”), a citizen of the United States, and (x) Matthew C. Bonner (“Bonner”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM IV, Affiliates IV, DCM IX and Affiliates IX are venture capital funds. DGP IV is the general partner of each of DCM IV and Affiliates IV and UGP IV is the general partner of DGP IV. DGP IX is the general partner of each of DCM IX and Affiliates IX and UGP IX is the general partner of DGP IX. Lin and Bonner are the directors of each of UGP IV and UGP IX (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

In September 2006, DCM IV and Affiliates IV (along with DT Ventures China Fund II, L.P. (“DT”)) lent loans with an aggregate amount of $600,000 to the Company. The loans assumed an interest rate of 7.04% per annum.

In November 2006, DCM IV, Affiliates IV and DT respectively, entered into a Share Subscription Agreement with the Company to subscribe for 83,477 shares, 2,123 shares and 36,400 shares of Series A Convertible Preferred Shares (in aggregate of 122,000 shares, “Series A Preferred Shares”), at US$50 per share with total cash consideration of US$6,100,000. On the same day, DCM IV, Affiliates IV and DT converted the loans and accrued interest, with total amount of US$610,000, into 8,322 shares, 211 shares and 3,657 shares of Series A Preferred Shares, respectively, (12,190 shares in aggregate), at US$50 per share. All of the preferred shares held by DCM IV and Affiliates IV were converted, in connection with the Company’s initial public offering on August 18, 2022, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In February 2009, DCM IV and Affiliates IV (along with DT) lent loans with an aggregate amount of $2,500,000 to the Company. The loans did not bear an interest rate.

CUSIP NO. G38644 103	13D	Page 13 of 21

In February 2013, DCM IV, Affiliates IV and DT respectively entered into a Share Subscription Agreement with the Company to subscribe for to 4,462,264, 113,478 and 1,708,431 of Series B Convertible Preferred Shares (in aggregate of 6,284,173 shares, “Series B Preferred Shares”), at US$0.32 per share with total consideration of US$2,000,000. On the same day, DCM IV, Affiliates IV and DT converted the loans with total amount of US$2,500,000 into 5,373,699 shares, 136,656 shares and 2,344,859 shares of Series B Preferred Shares, respectively, (7,855,214 shares in aggregate) at US$0.32 per share.

In February 2013, the Company entered into a share repurchase agreement, pursuant to which the Company repurchased 4,075,522 shares, 103,643 shares and 1,539,677 shares of Series B Preferred Shares from DCM IV, Affiliates IV and DT, respectively, (in aggregate of 5,718,842 shares, “Repurchased Shares”), at a repurchase consideration of one U.S. dollar for each investor. All of these Repurchased Shares were canceled immediately on the same day. The Company considered such repurchase a linked transaction with the subscription of Series B Preferred Shares as mentioned in above.

In August 2014, the Company acquired Comptree International Limited (“Comptree”) in part by issuing 964,981 ordinary shares to DCM IV and 24,540 ordinary shares to Affiliates IV with such shares measured by the Company at their fair value as of the acquisition date (with fair value estimated based on a discounted cash flow method as of the valuation date).

The Company’s initial public offering was effective as of August 17, 2022 and closed on August 18, 2022. All series A preferred shares and series B preferred shares held by DCM IV and DCM Affiliates IV were automatically re-classified and re-designated as Class A ordinary shares upon the completion of the Company’s initial public offering on August 18, 2022 at an initial conversion ratio of one-to-one into an aggregate of Class A ordinary shares.

In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, DCM IX and Affiliates IX entered into a Share Purchase Agreement with the Company pursuant to which DCM IX acquired 760,528 Class A ordinary shares and Affiliates IX acquired 55,772 Class A ordinary shares, at a purchase price of US$12.25 per Class A ordinary share, for an aggregate purchase price of $9,999,675.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021 by and among the Company, DCM IV, Affiliates IV and certain other parties thereto or by the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, by and among the Company, DCM IV, Affiliates IV and certain other parties thereto.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

CUSIP NO. G38644 103	13D	Page 14 of 21

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 13 for each Reporting Person was calculated based upon 31,357,814 outstanding Class A ordinary shares outstanding immediately after the Offering (including exercise of the full underwriter over-allotment option) as disclosed by the Company in its Prospectus filed on August 19, 2022.

(c)        Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of DCM IV, Affiliates IV, DCM IX, Affiliates IX, DGP IV, DGP IX and the amended and restated articles of memorandum and association of UGP IV and UGP IX, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, DCM IV, Affiliates IV and certain other investors entered into a Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021, and the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. This summary description does not purport to be complete, and is qualified in its entirety by the Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 8, 2022, the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, a copy of which is filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 8, 2022, each of which is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

CUSIP NO. G38644 103	13D	Page 15 of 21

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s F-1, filed on July 8, 2022).
EXHIBIT 4.2	Fifth Amended and Restated Shareholders’ Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022).
EXHIBIT 4.3	Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022)
EXHIBIT 4.5	Form of Ordinary Share Purchase Warrant of the Company
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022).

CUSIP NO. G38644 103	13D	Page 16 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2022

DCM IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IV, L.P.

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IV, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM IX, L.P.

By: DCM Investment Management Ix, L.P.
Its General Partner

By: DCM International Ix, Ltd.
Its General Partner

CUSIP NO. G38644 103	13D	Page 17 of 21

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IX, L.P.

By: DCM Investment Management IX, L.P.
Its General Partner

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IX, L.P.

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IX, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G38644 103	13D	Page 18 of 21

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of GigaCloud Technology Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 25, 2022

DCM IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IV, L.P.

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IV, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. G38644 103	13D	Page 19 of 21

DCM IX, L.P.

By: DCM Investment Management Ix, L.P.
Its General Partner

By: DCM International Ix, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IX, L.P.

By: DCM Investment Management IX, L.P.
Its General Partner

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IX, L.P.

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IX, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G38644 103	13D	Page 20 of 21

exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

CUSIP NO. G38644 103	13D	Page 21 of 21

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 22day of August, 2022.

/s/ F. Hurst Lin			/s/ Matthew C. Bonner
F. Hurst Lin			Matthew C. Bonner

DCM INTERNATIONAL IV, LTD.			DCM IV, L.P.
Its General Partner
By: DCM INVESTMENT MANAGEMENT IV, L.P.
By:	/s/ Matthew C. Bonner		Its General Partner
Name: Matthew C. Bonner
	Title: Director		By: DCM INTERNATIONAL IV, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IV, L.P.			DCM Affiliates Fund IV, L.P.
Its General Partner
By: DCM INVESTMENT MANAGEMENT IV, L.P.
By: DCM INTERNATIONAL IV, LTD.			Its General Partner
Its General Partner
By: DCM INTERNATIONAL IV, LTD.
By:	/s/ Matthew C. Bonner		Its General Partner
Name: Matthew C. Bonner
	Title: Director	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IX, LTD.			DCM IX, L.P.
Its General Partner
By: DCM INVESTMENT MANAGEMENT IX, L.P.
By:	/s/ Matthew C. Bonner		Its General Partner
Name: Matthew C. Bonner
	Title: Director		By: DCM INTERNATIONAL IX, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IX, L.P.			DCM Affiliates Fund IX, L.P.
Its General Partner
By: DCM INVESTMENT MANAGEMENT IX, L.P.
By: DCM INTERNATIONAL IX, LTD.			Its General Partner
Its General Partner
By: DCM INTERNATIONAL IX, LTD.
By:	/s/ Matthew C. Bonner		Its General Partner
Name: Matthew C. Bonner
	Title: Director	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director